SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DONNKENNY, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)

                                    258006204
                  -------------------------------------------
                                 (CUSIP Number)

              DANIEL H. LEVY                       HARRY A. KATZ
               1411 BROADWAY                     OLD STONE HIGHWAY
            NEW YORK, NY 10018                  AMAGANSETT, NY 11930

                                 WITH A COPY TO

                                 DENNIS J. BLOCK
                          CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                               NEW YORK, NY 10038
                                 (212) 504-5555
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                NOVEMBER 1, 2000
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 258006204

                                  SCHEDULE 13D
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CUSIP NO. 258006204                                    PAGE 2 OF 8 PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Daniel H. Levy
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [ ]
                                                                        (B) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     [PF]

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                7     SOLE VOTING POWER
                      376,819
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          376,819
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       376,819

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
       Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.3%

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN

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

                                  SCHEDULE 13D
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CUSIP NO. 258006204                                    PAGE 3 OF 8 PAGES
----------------------------                           -------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Harry A. Katz

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     [PF]

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

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                7     SOLE VOTING POWER
                      298,069
   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          298,069
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       298,069

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.2%

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

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                                                       PAGE 4 OF 8 PAGES
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ITEM 1.     SECURITY AND ISSUER

            This statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), Donnkenny, Inc. (the "Corporation"). The Corporation's principal executive office is located at 1411 Broadway, New York, NY 10018.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by Daniel H. Levy ("Levy") and Harry A. Katz ("Katz") (each, a "Reporting Person" and collectively the "Reporting Persons").

            (b) The business address of each Reporting Person is:

                  Daniel H. Levy
                  1411 Broadway
                  New York, NY 10018

                  Harry A. Katz
                  Old Stone Highway
                  Amagansett, NY  11930

            (c) The principal occupation of Levy is Chairman and CEO of the Corporation. The principal occupation of Katz is managing partner of Retail Resources, L.P., president of 7925 West 2nd Corp. and president of Bryhar Corporation.

            (d) During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Each Reporting Person is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Each Reporting Person will use $147,159.50 of his personal funds to purchase 294,319 shares of Common Stock from Amber Arbitrage LDC.

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                                                       PAGE 5 OF 8 PAGES
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ITEM 4.     PURPOSE OF TRANSACTION.

            Each Reporting Person has acquired beneficial ownership in the shares of Common Stock for investment purposes. Neither Reporting Person has any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
Item 4 of Schedule 13D. In the future, either Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as of August 9, 2000, the Corporation had issued and outstanding 3,617,417 shares of Common Stock.

            Levy is the beneficial owner of 376,819 shares of Common Stock or 10.3% of the outstanding Common Stock, consisting of 333,069 shares of Common Stock owned directly, 31,250 shares of Common Stock which Levy has a right to acquire pursuant to presently exercisable stock options and 12,500 shares of Common Stock which Levy has a right to acquire pursuant to stock options which will become exercisable within the next 60 days.

            Katz is the beneficial owner of 298,069 shares of Common Stock or 8.2% of the outstanding Common Stock, consisting of 294,319 shares of Common Stock owned directly and 3,750 shares of Common Stock which Katz has a right to acquire pursuant to presently exercisable stock options.

            (b) Levy has the sole power to vote, or to direct the vote of, 376,819 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 376,819 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock. Katz has the sole power to vote, or to direct the vote of, 298,069 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 298,069 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

            (c) On November 1, 2000, Levy and Katz each purchased 294,319 shares of Common Stock of the Corporation from Amber Arbitrage LDC at a purchase price of fifty cents ($0.50) per share.

            (d) Not applicable.

            (e) Not applicable.

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                                                       PAGE 6 OF 8 PAGES
                                                       -------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            To the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A - Joint Filing Agreement (filed herewith).

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                                                       PAGE 7 OF 8 PAGES
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SIGNATURE.

            After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:       November 6, 2000


                                       /s/ Daniel H. Levy
                                       ---------------------------------------
                                           Daniel H. Levy


                                       /s/ Harry A. Katz
                                       ---------------------------------------
                                           Harry A. Katz